Exhibit 107
Calculation of Filing Fee Tables
FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SKYWATER TECHNOLOGY, INC.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Newly Registered and Carry Forward Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Maximum Aggregate Offering Price(2)	Fee Rate	Amount of Registration Fee
Equity	Common Stock, par value $0.01 per share, reserved for issuance pursuant to the SkyWater Technology, Inc. 2021 Equity Incentive Plan, as amended and restated	Other(2)	4,222,000(1)	$5.54(2)	$23,389,880(2)	0.0001476	$3,452.35
Equity	Common Stock, par value $0.01 per share, reserved for issuance pursuant to the SkyWater Technology, Inc. 2021 Employee Stock Purchase Plan, as amended and restated	Other(2)	750,000(1)	$5.54(2)	$4,155,000(2)	0.0001476	$613.28
Total Offering Amounts				-	$27,544,880	-	$4,065.63
Total Fee Offsets				-	-	-	-
Net Fee Due				-	-	-	$4,065.63
(1)Represents shares of common stock, par value $0.01 per share (“Common Stock”) of SkyWater Technology, Inc. (the “Registrant”). Pursuant to Rule 416(a) promulgated under the Securities Act of 1933, as amended, the amount to be registered includes any additional shares of the Registrant’s Common Stock that become issuable under each of the SkyWater Technology, Inc. 2021 Equity Incentive Plan and SkyWater Technology, Inc. 2021 Employee Stock Purchase Plan, each as amended and restated, by reason of any stock dividend, stock split, recapitalization, or other similar transaction effected that results in an increase to the number of outstanding shares of the Registrant’s Common Stock, as applicable.
(2)Estimated in accordance with Rule 457(c) and Rule 457(h) solely for the purpose of calculating the registration fee based on a per share price of $5.54, the average of the high and low price of the Common Stock on November 3, 2023, as reported on the Nasdaq Capital Market.